Exhibit (d)(3)
PETROLEUM DEVELOPMENT CORPORATION
(Doing Business as PDC Energy)
Confidential and Private
February 28, 2011
To the Special Transaction Committee of the Board of Directors of Petroleum Development Corporation:
The Board of Directors (the “Board”) of Petroleum Development Corporation (“PDC”) is currently pursuing the acquisition, by merger or otherwise, of all of the outstanding limited partnership units it doesn’t already own in certain drilling limited partnerships for which PDC serves as managing general partner, including PDC 2005-A Limited Partnership (“2005-A”), PDC 2005-B Limited Partnership (“2005-B”), and Rockies Region Private Limited Partnership (“RRPLP” and collectively with 2005-A and 2005-B, the “2005 Partnerships”). On November 16, 2010, PDC and DP 2004 Merger Sub, LLC entered into separate merger agreements (collectively, the “Merger Agreements”) with each of the 2005 Partnerships pursuant to which, upon consummation of the mergers contemplated thereby (collectively, the “Mergers”), each outstanding limited partnership unit in the 2005 Partnerships (other than limited partnership units owned by PDC or any subsidiary thereof and other than limited partnership units owned by investors who properly exercise appraisal rights as described below (collectively, the “Excluded Units”)) would be converted into the right to receive cash consideration equal to (i) $7,000 per 2005-A limited partnership unit, (ii) $5,506 per 2005-B limited partnership unit and (iii) $6,603 per RRPLP limited partnership unit, in each case plus the sum of the amounts withheld from the relevant per limited partnership unit cash distributions by such partnership from October 1, 2010 through February 28, 2011 for such partnership’s well refracturing plan, less the sum of the per limited partnership unit cash distributions made after February 28, 2011 and before such proposed merger transaction closes (the “Original Merger Consideration”).
After further consideration and in light of recent developments in commodity prices, PDC proposes to pay additional cash consideration in the Mergers for each of the outstanding limited partnership units other than the Excluded Units equal to (i) $1,060 per 2005-A limited partnership unit, (ii) $1,038 per 2005-B limited partnership unit and (iii) $1,579 per RRPLP limited partnership unit (the “Additional Merger Consideration” and, when added to the Original Merger Consideration, the “Increased Merger Consideration”) to increase the likelihood that the non-affiliated investors approve the Merger Agreements. Under PDC’s proposal, no other term, condition or other provision of the Merger Agreements will be amended or modified in any respect. If this proposal is recommended by the Special Committee and the Mergers are consummated, PDC will be obligated to pay the Increased Merger Consideration in the Mergers.
We hope that you and the Special Committee will agree that this current proposal provides a unique opportunity to provide increased cash consideration to the non-affiliated investors. We look forward to discussing our proposal with you at your earliest convenience.
Sincerely,

Richard W. McCullough
Chairman and Chief Executive Officer